                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 ------------

                                 SCHEDULE 13D
                                (RULE 13D-101)

      INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13D-1(A)
               AND AMENDMENTS THERETO FILED PURSUANT TO 13D-2(A)

                              (AMENDMENT NO. 3 )/1/

                             The Right Start, Inc.
 -----------------------------------------------------------------------------
                               (Name of Issuer)

                          Common Stock, no par value
 -----------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   766574107
 -----------------------------------------------------------------------------
                                (CUSIP Number)

                     Victor I. Chang, Esq. (617) 248-7000
   c/o Testa, Hurwitz & Thibeault, LLP, High Street Tower, 125 High Street,
                               Boston, MA 02110
 -----------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               December 28, 1998
 -----------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


______________________
     /1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
-----------------------
  CUSIP NO. 766574107
-----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Edward L. Cahill
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      USA
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          746,667
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          746,667
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      746,667

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      6.93%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
-----------------------
  CUSIP NO. 766574107
-----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      David L. Warnock
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      USA
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          746,667
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          746,667
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      746,667

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      6.93%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
-----------------------
  CUSIP NO. 766574107
-----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Cahill, Warnock Strategic Partners L.P.
      IRSN: 52-1970604
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware Limited Partnership
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             746,667
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          746,667
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      746,667
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      6.93%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
-----------------------
  CUSIP NO. 766574107
-----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Cahill, Warnock Strategic Partners Fund, L.P.
      IRSN: 52-1970619
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware Limited Partnership
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             746,667
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          746,667
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      746,667
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      6.93%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 766574107
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Cahill, Warnock & Company, LLC
      IRSN: 52-1931617
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Maryland Limited Liability Company
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
    NUMBER OF             -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          746,667
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          746,667
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      746,667

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      6.93%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      oo
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 766574107
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Strategic Associates, L.P.
      IRSN: 52-1991689
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware Limited Partnership
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
    NUMBER OF             -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          746,667
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          746,667
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      746,667

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      6.93%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

     This Schedule 13D Amendment No. 3 ("Amendment No. 3") is an amendment to the Schedule 13D (filed on October 21, 1996, hereafter the "Original Schedule 13D"), the Amendment No. 1 to the Original Schedule 13D (filed on May 16, 1997, hereafter the "Amendment No. 1"), and the Amendment No. 2 to the Original
Schedule 13D and Amendment No. 1 (filed on June 6, 1997, hereafter the "Amendment No. 2"), which were filed with the Securities and Exchange Commission ("SEC") on behalf of Cahill, Warnock Strategic Partners Fund, L.P. ("Strategic Partners Fund"), Cahill, Warnock Strategic Partners, L.P. ("Strategic Partners"), Strategic Associates, L.P. ("Strategic Associates"), Cahill, Warnock & Company, LLC ("Cahill, Warnock & Co."), Edward L. Cahill ("Cahill") and David
L. Warnock ("Warnock").

     Strategic Partners Fund, Strategic Partners, Strategic Associates, Cahill, Warnock & Co., Cahill and Warnock are sometimes referred to collectively herein as the "Reporting Persons."

     The Right Start, Inc., a California corporation, is referred to herein as the "Issuer."

     Unless otherwise noted, the information contained in this Amendment No. 3 amends and supplements the information previously disclosed in the Original
Schedule 13D, the Amendment No. 1 and the Amendment No. 2 filed on behalf of the Reporting Persons.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:

     As previously disclosed in the Original Schedule 13D, the Amendment No. 1 and the Amendment No. 2, Strategic Partners Fund was the record owner of: (i) 8% Convertible Debentures due May 31, 2002 in the principal amount of $2,842,500 (the "Strategic Fund 8% Debentures"), (ii) 11.5% Senior Subordinated Debentures in the principal May 6, 2000 in the principal amount of $947,500 (the "Strategic Fund 11.5% Debentures"), and (iii) warrants to purchase up to 150,000 shares of the Issuer's common stock (the "Strategic Fund Warrants"). On September 4, 1997, Strategic Partners Fund purchased 75,800 shares of the Issuer's common stock, at a purchase price of $2.50 per share (the "Strategic Fund Common Shares"). On December 28, 1998, pursuant to the terms and conditions of the Letter Agreement dated as of April 6, 1998 (the "Letter Agreement," filed and attached as
Exhibit 2 hereto), the Amendment to the Letter Agreement dated as of April 13,
---------
1998 (the "Letter Agreement Amendment," filed as Exhibit 3 hereto), and the
                                                 ---------
Securities Purchase Agreement dated as of April 13, 1998 among the Issuer and certain investors listed therein (the "Securities Purchase Agreement," filed as Exhibit 4 hereto), Strategic Partners Fund (i) exchanged the Strategic Fund
   ---------
8% Debentures for 28,425 shares of the Issuer's Series A Preferred Stock, par value $.01 per share (the "Strategic Fund Series A Shares") and (ii) exchanged the Strategic Fund 11.5% Debentures and the Strategic Fund Warrants for 9,475 shares of the Issuer's Series B Preferred Stock, par value $.01 per share (the "Strategic Fund Series B Shares"). The working capital of Strategic Partners Fund was the source of funds for the acquisition of the Strategic Fund 8% Debentures, the Strategic Fund 11.5% Debentures, the Strategic Fund Warrants and the Strategic Fund Common Shares. No funds or other consideration was borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Strategic Fund 8% Debentures, the Strategic Fund 11.5% Debentures, the Strategic Fund Warrants, the Strategic Fund Common Shares, the Strategic Fund Series A Shares or the Strategic Fund Series B Shares.

     As previously disclosed in the Original Schedule 13D, the Amendment No. 1 and the Amendment No. 2, Strategic Associates was the record owner of: (i) 8% Convertible Debentures due May 31, 2002 in the principal amount of $157,500 (the "Strategic Associates 8% Debentures"), (ii) 11.5% Senior Subordinated Debentures due May 6, 2000 in the principal amount of $52,500 (the "Strategic Associates 11.5% Debentures"), and (iii) warrants to purchase up to 8,233 shares of the Issuer's common stock (the "Strategic Associates Warrants"). On September 4, 1997, Strategic Associates purchased 4,200 shares of the Issuer's common stock at a purchase price of $2.50 per share (the "Strategic Associates Common Shares"). On December 28, 1998, pursuant to the terms and conditions of the Letter Agreement, the Letter Agreement Amendment and the Securities Purchase Agreement, Strategic Associates (i) exchanged the Strategic Associates 8% Debentures for 1,575 shares of the Issuer's Series A Preferred Stock, par value $.01 per share (the "Strategic Associates Series A Shares") and (ii) exchanged the Strategic Associates 11.5% Debentures and the Strategic Associates Warrants for 525 shares of the Issuer's Series B Preferred Stock, par value $.01 per share (the "Strategic Associates Series B Shares"). The working capital of Strategic Partners Fund was the source of funds for the acquisition of the Strategic Associates 8% Debentures, the Strategic Associates 11.5% Debentures, the Strategic Associates Warrants and the Strategic Associates Common Shares. No funds or other consideration was borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Strategic Associates 8% Debentures, the Strategic Associates 11.5% Debentures, the Strategic Associates Warrants, the Strategic Associates Common Shares, the Strategic Associates Series A Shares or the Strategic Associates Series B Shares.

ITEM 5.   INTEREST IN THE SECURITIES OF THE ISSUER:

     (a) Strategic Partners Fund is the record owner of the Strategic Fund Series A Shares, the Strategic Fund Series B Shares and the Strategic Fund Common Shares. The Strategic Fund Series B Shares are currently convertible into 631,667 shares of the Issuer's common stock (the "Strategic Fund Conversion Shares").

     Strategic Associates is the record owner of the Strategic Associates Series A Shares, the Strategic Associates Series B Shares and the Strategic Associates Common Shares. The Strategic Associates Series B shares are currently convertible into 35,000 shares of the Issuer's common stock (the "Strategic Associates Conversion Shares").

     The Strategic Fund Conversion Shares, the Strategic Fund Common Shares, the Strategic Associates Conversion Shares and the Strategic Associates Common Shares are collectively referred to herein as the "Right Start Shares."

     Because of their relationship as affiliated entities, both Strategic Partners Fund and Strategic Associates may be deemed to own beneficially the Right Start Shares. As general partners of Strategic Partners Fund and Strategic Associates, respectively, Strategic Partners and Cahill, Warnock & Co. May be deemed to own beneficially the Right Start Shares. As the individual general partners of Strategic Partners and as the members of Cahill, Warnock & Co., both Cahill and Warnock may be deemed to own beneficially the Right Start Shares.

     Strategic Partners Fund disclaims beneficial ownership of the Strategic Associates Conversion Shares and the Strategic Associates Common Shares. Strategic Associates disclaims beneficial ownership of the Strategic Fund Conversion Shares and the Strategic Fund Common Shares. Strategic Partners, Cahill, Warnock & Co., Cahill, and Warnock each disclaim beneficial ownership of the Right Start Shares, except with respect to their pecuniary interest therein, if any.

     Each of the Reporting Persons may be deemed to own beneficially 6.93% of the Issuer's common stock, which percentage is calculated based upon (i) 10,103,639 shares of the Issuer's common stock reported as outstanding by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended October 31, 1998, (ii) the number of Strategic Fund Common Shares (75,800 shares of the Issuer's common stock) (iii) the number of Strategic Associates Common Shares (4,200 shares of the Issuer's common stock) and (iv) the number of shares of the Issuer's common stock issuable upon the conversion of the Strategic Fund Series B Shares and the Strategic Associates Series B Shares (666,667 shares of the Issuer's common stock). The above calculation does not give effect to the 1-for-2 reverse stock split approved by the Issuer's stockholders on December 15, 1998 with respect to the Issuer's common stock.

     In Amendment No. 1 to the Limited Partnership Agreement of Strategic Partners Fund, dated July 26, 1996 (filed as Exhibit 5 hereto), Strategic
                                             ---------
Partners and the limited partners of Strategic Partners Fund agreed that any securities of a particular issuer that are acquired by both Strategic Partners Fund and Strategic Associates shall be sold or otherwise disposed of at substantially the same time, on substantially the same terms and in amounts proportionate to the size of each of their investments. As a consequence, Strategic Associates and Strategic Partners Fund may be deemed to be members of a group pursuant to Rule 13d-5(b)(1) of the Securities Exchange Act of 1934. Strategic Partners, Cahill, Warnock & Co., Cahill and Warnock each disclaim membership in the aforementioned group.

     (b) Number of shares of the Issuer's common stock as to which each Reporting Person has

             (i)  Sole power to vote or direct the vote:

                  746,667 shares for each Reporting Person;

            (ii)  Shared power to vote or direct the vote:

                  746,667 shares for each Reporting Person;

           (iii)  Sole power to dispose or direct the disposition:

                  746,667 shares for each Reporting Person;

            (iv)  Shared power to dispose or to direct the disposition:

                  746,667 shares for each Reporting Person.

     (c) Except as set forth in this Amendment No. 3, none of the Reporting Persons has effected any transaction in the Issuer's common stock during the last 60 days.

     (d)  Not Applicable.

     (e)  Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER:

     Pursuant to the terms and conditions of the Letter Agreement (filed as
Exhibit 2 hereto), the Letter Agreement Amendment (filed as Exhibit 3 hereto and
---------                                                   ---------
the Securities Purchase Agreement (filed as Exhibit 4
                                            ---------
hereto), Strategic Partners Fund (i) exchanged the Strategic Fund 8% Debentures for the Strategic Fund Series A Shares and (ii) exchanged the Strategic Fund 11.5% Debentures and the Strategic Fund Warrants for the Strategic Fund Series B Shares. The Strategic Fund Series A Shares are non-voting, non-convertible. The Strategic Fund Series B Shares are currently convertible into 631,667 shares of the Issuer's common stock.

     Pursuant to the terms and conditions of the Letter Agreement (filed as
Exhibit 2 hereto), the Letter Agreement Amendment (filed as Exhibit 3 hereto and
---------                                                   ---------
the Securities Purchase Agreement (filed as Exhibit 4 hereto), Strategic
                                            ---------
Associates (i) exchanged the Strategic Associates 8% Debentures for the Strategic Associates Series A Shares and (ii) exchanged the Strategic Associates 11.5% Debentures and the Strategic Associates Warrants for the Strategic Associates Series B Shares. The Strategic Associates Series A Shares are non-voting, non-convertible. The Strategic Associates Series B shares are currently convertible into 35,000 shares of the Issuer's common stock.

     In Amendment No. 1 to the Limited Partnership Agreement of Strategic Partners Fund (filed as Exhibit 5 hereto), Strategic Partners and the limited
                        ---------
partners of Strategic Partners Fund agreed that any securities of a particular issuer that are acquired by both Strategic Partners Fund and Strategic Associates shall be sold or otherwise disposed of at substantially the same, on substantially the same terms and in amounts proportionate to the size of each of their investments.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS:

     Exhibit 1 - Agreement regarding filing of joint Schedule 13D/A.

     Exhibit 2 - The Right Start, Inc. Letter Agreement dated as of April 6, 1998. (Filed as Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed as of April 23, 1998 and incorporated by reference to this filing).

     Exhibit 3 - The Right Start, Inc. Amendment to Letter Agreement dated as of April 13, 1998. (Filed as Exhibit 10.2 to the Issuer's Current Report on Form 8-K filed as of April 23, 1998 and incorporated by reference to this filing).

     Exhibit 4 - The Right Start, Inc. Securities Purchase Agreement dated as of April 13, 1998 between the Issuer and certain investors listed therein with respect to the Issuer's Senior Subordinated Notes due May 6, 2000 and warrants to purchase the Issuer's common stock. (Filed as Exhibit 10.3 to the Issuer's Current Report on Form 8-K filed as of April 23, 1998 and incorporated by reference to this filing).

     Exhibit 5 - Amendment No. 1 to the Limited Partnership Agreement of Strategic Partners Fund dated July 26, 1996. (Filed as Exhibit 3 to the Original
Schedule 13D and incorporated by reference to this filing.)

                                 SCHEDULE 13D

SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  January 7, 1999


                                         /s/  Edward L. Cahill
                                         --------------------------------
                                         Edward L. Cahill

                                         /s/  David L. Warnock
                                         --------------------------------
                                         David L. Warnock


                                         CAHILL, WARNOCK STRATEGIC PARTNERS
                                         FUND, L.P.

                                         By: Cahill, Warnock Strategic Partners,
                                             L.P., its Sole General Partner


                                            By: /s/  Edward L. Cahill
                                               ---------------------------------
                                               Edward L. Cahill, General Partner


                                            By: /s/  David L. Warnock
                                               ---------------------------------
                                               David L. Warnock, General Partner


                                         CAHILL, WARNOCK STRATEGIC PARTNERS,
                                         L.P.


                                         By: /s/  Edward L. Cahill
                                             -----------------------------------
                                             Edward L. Cahill, General Partner


                                         By: /s/ David L. Warnock
                                             -----------------------------------
                                             David L. Warnock, General Partner

                                         STRATEGIC ASSOCIATES, L.P.

                                         By: Cahill, Warnock & Co., LLC, its
                                             sole General Partner


                                             By: /s/ Edward L. Cahill
                                                --------------------------------
                                                 Edward L. Cahill, Member


                                            By:  /s/ David L. Warnock
                                                --------------------------------
                                                 David L. Warnock, Member


                                         CAHILL, WARNOCK & CO., LLC


                                         By:  /s/ Edward L. Cahill
                                            ------------------------------------
                                              Edward L. Cahill, Member


                                         By:  /s/  David L. Warnock
                                            ------------------------------------
                                              David L. Warnock, Member



                                                                       EXHIBIT 1
                                                                       ---------

                                   AGREEMENT

     Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of stock of The Right Start, Inc.

     This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

     Executed January 7, 1999.


                                         /s/ Edward L. Cahill
                                         -----------------------------
                                         Edward L. Cahill

                                         /s/ David L. Warnock
                                         -----------------------------
                                         David L. Warnock

                                         CAHILL, WARNOCK STRATEGIC PARTNERS
                                         FUND, L.P.

                                         By: Cahill, Warnock Strategic Partners,
                                             L.P., its Sole General Partner


                                            By:/s/ Edward L. Cahill
                                               ---------------------------------
                                               Edward L. Cahill, General Partner


                                            By:/s/  David L. Warnock
                                               ---------------------------------
                                               David L. Warnock, General Partner


                                         CAHILL, WARNOCK STRATEGIC PARTNERS,
                                         L.P.


                                         By: /s/  Edward L. Cahill
                                             -----------------------------------
                                             Edward L. Cahill, General Partner


                                         By: /s/  David L. Warnock
                                             -----------------------------------
                                             David L. Warnock, General Partner


                                         STRATEGIC ASSOCIATES, L.P.

                                         By: Cahill, Warnock & Co., LLC, its
                                             sole General Partner


                                             By: /s/  Edward L. Cahill
                                                 -------------------------------
                                                 Edward L. Cahill, Member


                                            By:  /s/  David L. Warnock
                                                 -------------------------------
                                                 David L. Warnock, Member

                                         CAHILL, WARNOCK & CO., LLC


                                         By:  /s/  Edward L. Cahill
                                             -----------------------------------
                                              Edward L. Cahill, Member


                                         By:  /s/  David L. Warnock
                                             -----------------------------------
                                              David L. Warnock, Member